RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

December 17, 2007

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda van Doorn and Mr. Jorge L. Bonilla

RE:	Global Realty Development Corp.
File No. 000-32467
Form 10-KSB for the year ended December 31, 2006 filed April 12, 2007, Forms 10-QSB for the quarters ended March 31, 2007 filed May 18, 2007 and June 30, 2007 filed August 10, 2007

Dear Ms. van Doorn and Mr. Bonilla:

On behalf of Global Realty Development Corp. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission’) in the Staff’s letter dated October 3, 2007.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

In connection with the Company’s responses to the Staff’s comment, we have filed with the Commission an amended Annual Report on Form 10-KSB/A on December 17, 2007, and a Current Report on Form 8-K on December 17, 2007.

In addition, in connection with the Company’s responses to the Staff’s comments, we are providing the Company’s written acknowledgement statement (requested by the Staff) as a separate stand alone document.

Form 10-KSB

Management’s Discussion and Analysis

Critical Accounting Policies, Page 12

1.
The critical accounting policies you discussed in this section do not appear to be relevant to your business. In future filings, please revise the MD&A to address the role significant accounting policies and estimates have in understanding the company’s results including, but not limited to, your accounting policy for revenue recognition and impairment of inventories. Provide a comprehensive discussion of your critical accounting policies, including judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different amounts would be reported under different conditions or using different but reasonable plausible assumptions. Refer to FR-60.

The Company has filed an amended Annual Report on Form 10-KSB/A for the year ended December 31, 2006 addressing the Staff comments and has revised the MD&A section to provide a comprehensive discussion of its critical accounting policies and has addressed the role significant accounting policies and estimates have in understanding the Company’s results.  The Company will similarly revise the MD&A section in all of its future filings.  The Company has taken note of FR-60.

 Financial Statements

 Consolidated Statements of Stockholders’ Equity, page F-5

2.
Please explain to us how you considered paragraphs 14 and 27 of SFAS 130 which require disclosure of a total for comprehensive income, as defined in paragraph 10, in annual and interim financial reports.

The Company has considered paragraphs 14 and 27 of SFAS 130 which require disclosure of a total for comprehensive income, as defined in paragraph 10, and accordingly amended its’ Annual Report on Form 10-KSB to include disclosure of a total for comprehensive loss for the years 2006 and 2005.  Consolidated statments of stockholder's equity are not disclosed in the Company's interim financial reports. The Company will address the required disclosure in all of its future annual and interim financial reports, as needed.

Note A- Restatements, page F-6

3.
Please file an Item 4.02 8-K regarding the restatement of your previously issued financial statements. The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

The Company has filed with the Commission on December 17, 2007 an Item 4.02 on Current Report Form 8-K regarding the restatement of its previously issued financial statements.

4.
Further, please revise your disclosures in Item 8A on page 17 to describe the effect of the Restatement on your officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B. If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers’ conclusions.

The Company has revised the disclosure in item 8A on page 17 to describe the effect of the Restatement on its officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures pursuant to Item 307 of Regulation S-B.

Note C- Summary of Significant Accounting Policies

Stock-Based Compensation, page F-9

5.
The note indicates that the measurement date under SFAS No. 123R and EITF 96-18 is the date when the counterparty’s performance is complete. With respect to the measurement date you use under each of these accounting standards, please address the following comments and revise your disclosure as appropriate

•	Explain how you considered paragraph 10 of SFAS 123R which states shared-based compensation to employees generally shall be measured based on the grant-date fair value.
•
Explain how you considered Issue 1 of EITF 96-18 which states the measurement date of shared-based compensation to non-employees should the earlier of the performance commitment date or the performance completion date.

The Company has considered the measurement date used under SFAS No. 123R and EITF 96-18 and accordingly addressed the following comments and revised its disclosure in its Annual Report on Form 10-KSB/A.

•
The Company follows paragraph 10 of SFAS 123R and records stock-based compensation issued to employees at the grant date fair value.  On further review, we agree with the Staff’s comment, and accordingly, the Accounting Policy footnote has been revised to clarify the Company’s policy.

•
The Company follows Issue 1 of EITF 96-18 and utilizes the earlier of the performance commitment date or the performance completion date as the measurement date for stock based compensation issued to non-employees. On further review, we agree with the Staff’s comment, and accordingly, the accounting Policy footnote was revised to clarify the Company’s policy.

Variable Interest Entities, page F-9—F-10

6.
The note indicates that you have determined that the Company is not the primary beneficiary in contractual arrangements to purchase land or lots for future development, but nevertheless the total cost of all such properties and the entire amount of the related liability have been included in your financial statements. Please address the following comments and revise your disclosure as appropriate:

•	Clarify whether these properties are wholly owned and controlled by you and you are the only obligor under the related liabilities.
•	Explain to us the terms of referenced purchase arrangements.
•	Explain to us how your FIN 46(R) analysis of these arrangements supports your conclusion that you are not the primary beneficiary.

We have determined that the Company is not the primary beneficiary in contractual arrangements to purchase land or lots for future development, but nevertheless the total cost of all such properties and the entire amount of the related liability have been included in our financial statements.  The properties which consist of land held as inventory are 100% owned and controlled by the individual subsidiaries listed in Note B and these subsidiaries are the only obligors of the related liabilities.  The terms of the referenced purchase arrangements are as follows:

a .	Terms are negotiated with each individual seller.
b.	A deposit is normally paid, generally 10%.
c.	The balance is on the seller’s terms and due when various conditions are met, i.e. when local government grants a permit to hold.
d.	When conditions are met and payment to the seller required, a mortgage loan is arranged.
e.	Interest only is paid and the principal is repayable when the property is sold.
f.	The loan is for a three year period, able to be extended after three years.
g.	The maximum amount of the loan is 50-60% of the mortgagor appraisal of the property..
h.	The deposit is forfeited if the transaction is not accomplished.

We believe interpretation of FIN46R is difficult to apply to the building industry whereby land purchases are contracted for from sellers who do not have nor intend to have sufficient equity to finance building activity and who although lacking decision making ability on given projects have the right to receive back their property plus the contractual deposit.

We believe that although these purchase arrangements are deemed VIEs under FIN46R the exposure of the Company is limited to the potential loss of the deposit only and the Company has no control or influence over the operations of these “deemed to be VIEs” and the creditors of the VIEs have no recourse against the Company.  Therefore, we concluded we were not the primary beneficiary as defined in FIN46R.

Note N- Stockholders’ Equity, page F-15: Note O- Stock Option and Warrant Agreements, page F-16

7.	Please explain to us how you considered the following disclosures [sic] requirements of SFAS 123R and revise your disclosure as appropriate:
•	Paragraph A240a relating to the terms of the terms [sic] of the arrangements other than the number of shares authorized for awards.
•	Paragraphs A240d relating to aggregate intrinsic value.
•	Paragraphs A240h relating total compensation [sic] cost related to nonvested awards not yet recognized.
•	Awards not yet recognized

We have considered and revisited the requirements of SFAS 123R and accordingly the Company has revised its Annual Report filed on Form 10-KSB as follows:

•	The Company has revised the disclosure in Note O to include the arrangements of 2006 Incentive Stock Plan, as specified in paragraph A240a of SFAS 123R.

•	The Company has revised the disclosure in Note O to include the aggregate intrinsic values of the options and warrants, as specified in paragraph A240d of SFAS 123R.

•	The Company has revised the disclosure in Note O to include the total compensation cost related to non-vested awards not recognized, as specified in paragraph A240h of SFAS 123R.

The Company does not have any awards not yet recognized and therefore no revisions to its disclosure were necessary.

The Company has reviewed Note N- Stockholders’ Equity, page F-15 of its Annual Report on Form 10-KSB and concluded that no revisions are necessary to the note.

* * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Should you have any questions, please feel free to contact the undersigned by telephone at (310) 208-1182 or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

/s/ Addison K. Adams
Addison K. Adams, Esq.

cc: Mr. Robert D. Kohn
Global Realty Development Corp.